FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 1000, 815 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of August 8, 2007

Management’s discussion and analysis (MD&A) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”). The audited consolidated financial statements dated April 30, 2007 and 2006 form an integral part of this management discussion and analysis and it should be read in conjunction with the audited financial statements for the years ended April 30, 2007 and 2006.

NATURE OF BUSINESS

MegaWest is a development stage non-conventional oil company with emphasis on North American heavy oil projects. The Company has operatorship of and owns or has the right to earn a majority interest in, approximately, 70,000 acres of prospective oil sands leases in Texas, Kentucky, Missouri and Kansas. These projects are located in proximity to refineries with excess capacity, which should allow the Company to readily bring its oil to market.

This is the first report for MegaWest operating as an oil and gas company. Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

OVERALL PERFORMANCE

Since operations as an oil and gas company commenced in December 2006, MegaWest has accomplished a number of goals:

•	Strengthened the balance sheet with proceeds from three private placement financings;
•	Created a portfolio of prospective oil and gas projects with four property acquisitions;
•	Hired and contracted people in all functions of an oil and gas company; and
•	Developed a work plan on each project to set a path for the Company to generate shareholder value.

Financing

In the course of three private placement financings, during the year ended April 30, 2007, the Company raised $38 million (U.S. $34 million) in gross proceeds from issuing 59,373,550 shares and 18,627,623 share purchase warrants that could raise an additional $25.5 million (U.S. $22.9 million) on exercise. The financing proceeds have been used to fund the property acquisitions and commence operations. MegaWest currently has, approximately, $24.7 million (April 30, 2007 $29.3 million) of cash available to fund the 2008 fiscal budget work program.

Acquisitions and Projects

During the fourth quarter ended April 30, 2007, MegaWest closed four previously announced acquisitions of oil and gas properties in the United States.

On March 26, 2007 MegaWest acquired the assets of Deerfield Energy Kansas LLC (“Deerfield Kansas”) in exchange for 250,000 common shares of MegaWest and the assumption of a $591,250 (U.S. $500,000) note payable to a third party. Deerfield Kansas is a development stage oil and gas company that owned certain oil and gas equipment and held 100 percent working interest in 392 undeveloped acres of oil and gas leases in Kansas (the “Chetopa Project, Kansas”). As part of the Chetopa acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenue.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves LLC (‘Kentucky Reserves”) in exchange for $3,412,500 (U.S. $3,000,000) cash and 5,000,000 common shares of the Company. Kentucky Reserves is a development stage oil and gas company that owned 62.5 percent interest in the shallow tar sands rights plus an additional 37.5 percent in the deep rights of 27,009 undeveloped acres of prospective oil and gas leases in Kentucky (the “Kentucky Reserves Project, Kentucky”). As part of the acquisition of Kentucky Reserves, MegaWest is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Energy LLC (“Deerfield Missouri”) in exchange for $926,480 (U.S. $800,000) cash, plus a $144,700 (U.S. $125,000) change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company. Of the total consideration, $575,050 (U.S. $500,000) cash and the change in control fee was paid on the closing date, and the remaining consideration is contingent upon meeting the terms of an escrow agreement. Pursuant to the escrow agreement, the shares and cash will be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. Deerfield Missouri is a development stage oil and gas company and party to oil development agreements covering 7,620 undeveloped acres (the Deerfield Project, Missouri) and holds all of the issued and outstanding units of Deerfield Kansas.

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 (U.S. $200,000 cash), the prior assumption of a $1,361,085 (U.S. $1,200,000) note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company. Trinity is a development stage oil and gas company that had a 50 percent working interest in 14,948 undeveloped acres of oil and gas leases in Texas, and is party to an earn-in agreement whereby its working interest may be increased to 66.67 percent and can earn a 66.67 percent working interest in an additional 13,385 undeveloped acres of oil and gas leases (the “Trinity Sands Project, Texas”).

While MegaWest has added four projects, the Company continues to seek additional oil and gas properties to add to its portfolio.

The current activity and work plan for the projects are more fully described in the Operational Review section later in this report.

SELECTED ANNUAL INFORMATION

Canadian GAAP	2007	2006	2005	2004	2003
Net Loss	($6,893,052)	($222,945)	($61,031)	($143,489)	($45,773)
Net Loss per Common Share	($0.31)	($0.04)	($0.01)	($0.08)	($0.02)
Total Assets	$52,532,847	$31,440	$137,113	$176,549	$313,924
Capital Stock (excluding long term debt)	$66,955,725	$376,092	$376,092	$371,592	$371,592
Number of Common Shares	72,436,050	6,337,500	6,337,500	1,837,500	1,837,500
Weighted average Number Shares	22,102,129	6,337,500	5,018,322	1,837,500	1,837,500
Working Capital	$28,152,901	($139,422)	($30,087)	$150,054	$256,095
Long-Term Debt	$3,082,686	-	-	-	-
Shareholders’ Equity (Deficiency in Assets)	$48,148,521	($129,422)	$93,523	$150,054	$293,543

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Operational and Project Review

MegaWest has four projects currently in the exploration stage. MegaWest’s strategy is to evaluate, enhance and exploit each project through:

•	geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;
•	perform field work including seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and
•	engage an independent third-party to establish the value of commercial reserves, leading to farm-out, sale, or funding and execution of the commercial development plan.

The objectives of the fiscal 2008 plan are to demonstrate commercial feasibility through the operation of pilot projects and establish reserves. MegaWest has created a plan that may ultimately lead to a thermal pilot project on each of its properties in fiscal 2008.

The following is a description and plan for each of the Company’s projects.

Trinity Sands Project, Texas

Currently, MegaWest’s interest in the project consists of, approximately, 34,000 undeveloped acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acreage are 20,600 acres in which we have already earned a 50 percent working interest.

MegaWest has completed a geological study of the project. This includes compilation and evaluation of all available data, the conversion of all available logs to digital form, well curve editing and correction after digitizing, and the organization of well logs and all historical drilling, completion and core data into a structured database.

The proposed work program for fiscal 2008 includes drilling six to eight exploration wells for coring and logging. Cased-hole logging of existing wellbores, where appropriate, is also proposed. After completing the core, log and fluid analysis, a thermal pilot project may be designed and implemented consisting of two development wells to prove the recovery concept. The construction and commencement of thermal pilot operations is planned to occur in the fourth quarter of the 2008 fiscal year.

Kentucky Reserves Project, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights in certain tar sands plus an additional 37.5 percent working interest in the deep rights, of approximately 29,800 undeveloped acres in the Edmonson, Warren and Butler counties of Kentucky.

The Company is committed to fund a work program over the next 30 months covering the first U.S. $15,000,000 of exploration, testing and development expenditures on the project aimed at proving commercial recovery of the potential oil contained in the leases. Technical evaluation is ongoing and six to eight exploration wells are identified and drilling has commenced. After analysis of the drilling results, a thermal project may be designed and implemented that may include approximately 50 development wells over 15 acres. The construction and commencement of thermal pilot operations is planned to occur near the end of the 2008 fiscal year.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Deerfield Project, Missouri

The Deerfield Missouri project includes the rights to earn 100 percent interest in oil and gas leases on up to 7,620 undeveloped acres in Vernon County, Missouri. As part of the project, the Company has been aggressively leasing additional lands in the area, and to August 8, 2007 has acquired an additional 2,580 acres of undeveloped oil and gas leases.

MegaWest plans to drill four exploration wells. After analysis of the drilling results, a thermal pilot project may be designed and implemented that includes approximately 60 development wells over 15 acres. The construction and commencement of thermal pilot operations may occur as early as the third quarter of the 2008 fiscal year.

Chetopa Project, Kansas

The Chetopa project is a small, heavy oil project located two miles south of Chetopa, Kansas. The assets acquired include certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 undeveloped acres. On 15 of these acres are 20 steam injectors, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property.

The Chetopa project was originally assessed to acquire the surface equipment and steam generator at a discount for use in Missouri. However, the Company elected to refurbish the facilities and has commenced production. On June 14, 2007 the first truckload of oil was shipped from the facility. While the production rates are not commercial and the Company is continuing to optimize the production process, it was a significant accomplishment for the Company. It is intended that produced oil will be trucked and sold to the Coffeyville refinery located twenty miles west of Chetopa. It is expected that crude oil production can be sold for 85-90 percent of West Texas Intermediate posted prices. During the fiscal year ended April 30, 2008 MegaWest will evaluate the Chetopa operating results and decide if additional acreage will be developed.

As part of the Deerfield Kansas acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.

Other Oil and Gas Information

At April 30, 2007, the Company did not have reserves associated with its oil and gas properties as defined by Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

Oil and Gas Wells

At April 30, 2007 all of the wells on the Company’s properties were non-producing, and substantially all of the wells were drilled by prior leaseholders. The following table sets out the number of wells, by project, as at April 30, 2007.

	Gross	Net
United States
Chetopa	54.0	54.0
Deerfield	-	-
Kentucky Reserves	1.0	0.6
Trinity Sands	-	-
Total	55.0	54.6

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Project Area

The following table summarizes the area the Company has an interest in as at April 30, 2007.

	Gross acres	Net acres
United States
Chetopa	392	392
Deerfield	7,620	7,620
Kentucky Reserves	27,261	17,038
Trinity Sands	33,323	9,649
Total	68,596	34,649

Oil and Gas Costs

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for the Company for the year ended April 30, 2007.

Activity
Property acquisition	$ 20,140,324
Exploration	616,031
Development	-
Total	$ 20,756,355

Financial Review

MegaWest reported a net loss of $6,893,052, $0.31 per share, for the year ended April 30, 2007, compared with a net loss of $222,945, $0.04 per share, for the year ended April 30, 2006. The loss for the year ended April 30, 2007 was attributable to stock-based compensation costs of $3,899,148,other general administrative expenses of $1,624,546, and a foreign exchange loss of $1,548,840.

Stock–based compensation expense was $3,899,148 for the year ended April 30, 2007 and is attributable to the cost associated with granting stock options and warrants to new employees, consultants and directors in connection with forming a new oil and gas company.

Administrative expenses, excluding stock-based compensation, totaled $1,624,546 for the year ended April 30, 2007 compared with $104,601 for the year ended April 30, 2006. The increase was caused by new management changing our focus to oil and gas exploration in December 2006. A number of employees were hired and a new office was established in Calgary, Alberta that resulted in salary and benefit costs, professional fees and office costs.

The foreign exchange loss for the year ended April 30, 2007 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar reporting currency. The Canadian dollar has strengthened in value compared to the U.S. dollar for the period following our private placements.

Administrative expenses totaled $104,601 for the year ended April 30, 2006 compared with $57,292 for the year ended April 30, 2005. The increase was substantially caused by the payment of $61,200 in fees for consulting services related to new business opportunities for our company and other administration duties.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

During the year ended April 30, 2004, the Company advanced $109,280 plus accrued interest to Cyberhand Technologies Inc. pursuant to notes payable to fund activities pending a proposed acquisition. The balance owing on these notes and interest accrued thereon in the amount of $123,610 was assigned to Cyberhand Technologies Inc. in exchange for distribution rights pursuant to a July 5, 2004 distributor agreement, whereby the Company acquired the non-exclusive right to distribute peripheral computer hardware products designed, manufactured and marketed by Cyberhand Technologies Inc. Pursuant to the distributor agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the distributor agreement. As required by the distributor agreement, the Company purchased as initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 for the year ended April 30, 2005 and to $1.00 for the year ended at April 30, 2006. During the year ended April 30, 2006, we wrote down the distribution right granted under the distributor agreement to $10,000 to recognize the impairment of the asset primarily due to the lack of sales of the Cyberhand Technologies Inc. products.

The Company had interest income of $263,125, $Nil and $2,261 for the years ended April 30, 2007, 2006 and 2005, respectively. The increase in interest income for the year ended April 30, 2007 is related to interest earned on cash balances generated from the private placements that raised an aggregate amount of US$34,011,050.

SUMMARY OF QUARTERLY RESULTS

	2007				2006
(000’s )	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$ 258	$ 3	$ 1	$ 1	$ -	$ -	$ -	$ -

Income (loss)	(3,560)	(3,276)	(34)	(23)	(146)	(23)	(44)	(10)
Income (loss) per share	(0.10)	(0.21)	(0.00)	(0.00)	(0.02)	(0.01)	(0.01)	(0.00)

Total Assets	52,533	11,013	23	30	31	149	136	136

Starting in December 2006, the Company began operations as an oil and gas company. As a result, the increases in total assets relate to the cash proceeds from private placements and capital assets from acquisition of oil and gas assets. The net loss is mainly attributable to:

•	stock-based compensation expense related to stock option and warrant grants to new employees, directors, and consultants;
•	foreign exchange loss on U.S. dollar cash balances translated to Canadian dollars; and
•	administrative costs related to employee salaries and office operations costs.

LIQUIDTY AND CAPITAL RESOURCES

As the Company’s projects are in the exploration stage and profitable oil and gas operations have not been attained, it is expected that existing working capital will be used to fund operations and the fiscal 2008 work plan. It is expected that the development of the Company’s oil and gas projects, if proven commercial, will require additional funding. Additional capital will be required in the form of equity, debt and or joint venture farmouts. In addition to existing financial resources, the Company has 18,627,623 share purchase warrants outstanding that could generate up to $25.6 million (U.S. $22.9 million) in cash fiscal 2008.

Cash and Financial Conditions

MegaWest had working capital of $28,952,901 as at April 30, 2007 compared to a working capital deficiency of $139,422 as at April 30, 2006. Cash used in operating activities for the year ended April 30, 2007, totaled $424,158 on a $6,893,052 net loss for the year.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

The Company had a working capital deficiency of $139,422 as at April 30, 2006 compared to a working capital deficiency of $30,087 as at April 30, 2005. Cash used in operating activities for the year ended April 30, 2006, totaled $31,724 on a $222,945 net loss for the year.

As at April 30, 2007, MegaWest had cash available of $29,328,951 which we consider sufficient to complete our 2008 work plan. Additional capital may be required thereafter or should the budget or work plan be amended for a number of reasons which include, but are not limited to, future events, possible business or property acquisitions and actual results differing from our anticipated our work plan. We currently have, approximately, $24,700,000 in cash available.

Investing Activities

Cash used in investing activities was $6,932,653 for the year ended April 30, 2007 (2006 - $nil) and included cash expenditures of $4,244,360 for oil and gas acquisitions, $836,875 for capital expenditures, $1,851,960 for an investment in our Trinity project joint venture partner Energy Finders, and $341,250 cash deposited in trust as contingent consideration for the Deerfield Missouri acquisition. Cash used in investing activities was $nil for the year ended April 30, 2006.

Financing Activities

During the fiscal year ended April 30, 2007, MegaWest completed three private placements that generated $38,301,221 of working capital to evaluate and pursue non-conventional oil and gas opportunities in the United States and Canada and to establish an operations base in Calgary, Alberta.

The first of the private placements, an offering of 23,500,000 common shares at U.S.$0.10 per share for aggregate proceeds of U.S.$2,350,000 was completed during December 2006. During January and February 2007, a private placement of 8,425,000 units, at a price of U.S.$0.50 per unit, for aggregate proceeds of U.S.$4,212,500, each of which units consists of one common share and one-half of one common share purchase warrant (each whole warrant entitling the holder to purchase an additional common share at an exercise price of U.S.$1.00 for a period of one year). During March 2007, the Company completed an additional private placement of 27,448,550 units, at a price of U.S.$1.00 per unit, for aggregate proceeds of U.S.$27,448,550, each of which units consists of one common share and one-half of one common share purchase warrant (with each whole warrant entitling the holder to purchase an additional common share at an exercise price of U.S.$1.30 for a period of one year). In conjunction with the March 1, 2007 private placement, we issued 690,848 warrants (each of which entitles the holder to purchase one common share at U.S.$1.30 for a period of one year) to finders, rights to buy an additional 375,000 units under the same terms as the January private placement and rights to buy a further 180,000 units under the same terms as the March private placement.

The Company’s debt obligations at April 30, 2007 consist of convertible promissory notes and potential cash payout obligations on exchange shares.

The convertible promissory notes of U.S.$1,700,000 were assumed on December 20, 2006 in connection with the proposed acquisitions of Deerfield Kansas and Trinity. The principal and interest are convertible into common shares at US $0.25 per share until June 20, 2008. The interest rate on the notes is six percent per annum.

The Company issued 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 common shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of US $950,000 (US $10.00 per exchange share) until July 31, 2008, after which MegaWest can implement a forced exchange of the shares.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

In December 2006 the Company settled $167,500 of accounts payable through the issuance of 600,000 common shares.

In the year ended April 30, 2006, the Company borrowed $40,000 from shareholders of the Company and issued $40,000 in short term, unsecured notes bearing interest at 10% in respect thereof.

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”). The number of outstanding shares and the number of shares that could be issued if all of our dilutive instruments are converted to shares at the following dates were:

	August 8, 2007	April 30, 2007

Common shares outstanding	72,561,050	72,436,050

Exchange shares (1)	9,500,000	9,500,000
Stock options (2)	10,159,000	9,669,000
Warrants
Private placement (3)	18,627,623	18,627,623
Incentive (4)	19,500,000	19,500,000
Consulting (5)	6,000,000	6,000,000
Unit rights (6)	832,500	832,500
Convertible promissory notes (7)	6,800,000	6,800,000
Common shares in escrow(8)	4,750,000	4,750,000
Total potential shares	148,730,173	148,115,173

Notes:

(1)

Represents 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 of our common shares with up to 9,500,000 common shares of MegaWest to be issued.

(2)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.
(3)

Represents whole share purchase warrants issued in connection with our private placement offerings. Each whole share purchase warrant is exercisable into one common share at prices from U.S.$1.00 to U.S.$1.30, with expiry dates from January 5, 2008 to March 1, 2008.

(4)

Represents warrants granted to three entities: Endurance Energy Consulting Ltd., a private company controlled by the Company’s Chief Operating Officer , Gladrock Energy LLC, a private company controlled by a director of the Company and 1187016 Alberta Ltd., a third party oil and gas consultant. The warrants entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share for a period of six months after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least U.S.$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by December 21, 2007. To date, 9,000,000 of these warrants have vested.

(5)

Represents warrants granted to various investor relations and other contractors. The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

(6)

Represents rights to buy an additional 180,000 units under the same terms as the January U.S.$0.50 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.00) and rights to buy a further 375,000 units under the same terms as the March U.S.$1.00 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.30). These rights, including the underlying common share purchase warrants, expire between January 5, 2008 and March 1, 2008.

(7)

Represents common shares that could potentially be issued from convertible promissory notes in the aggregate amount of US$1,700,000 with an interest rate of 6% per annum, which together maybe converted into common shares at US$0.25 per share until June 20, 2008.

(8)

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Energy LLC (“Deerfield Missouri”) in exchange for $916,681 (U.S. $800,000) cash and 4,750,000 common shares of the Company. Of the total consideration, $565,151 (U.S. $500,000) was paid on the closing date, and the remaining consideration is contingent upon meeting the terms of an Escrow Agreement. Pursuant to the Escrow Agreement, the shares and cash will be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.

Contractual Obligations

The Company has the following contractual obligations outstanding as at April 30, 2007:

	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years
	(000’s of Canadian dollars)
Operating Leases	$ 1,623	$ 239	$ 725	$ 659
Work Commitments (1)	6,240	-	6,240	-
Convertible promissory notes(2)	1,945	-	1,945	-
Cash redemption on exchange shares(3)	1,061	-	1,061	-
Employment agreements(4)	-	-	-	-
	$ 10,869	$ 239	$ 9,971	$ 659

Notes:

(1)

As part of the acquisition of Kentucky Reserves, MegaWest is obligated to spend U.S. $15,000,000 on the project within 30 months from acquisition, or by October 2009. In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

(2)

In the event the convertible promissory notes are not converted into our common shares, we will be obligated to pay U.S.$1,700,000 plus accrued interest at six percent per annum on maturity, June 20, 2008.

(3)

MegaWest USA, a subsidiary of the Company, issued 95,000 exchange shares pursuant to the acquisition of Trinity, whereby, each exchange share is exchangeable, at the holders election, into 100 common shares of the Company or into U.S.$10 per exchange share until July 31, 2008, after which the Company implement a forced exchange of he shares. In the event the exchange shares are not converted to our common shares, we may be required to redeem the exchange shares for U.S.$10.00 per share, or U.S.$950,000.

(4)

Pursuant to employment agreements the Company has with our Chief Executive, Operating and Financial Officers, the Company is obligated to pay $688,000 under certain events around employment termination.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

In addition to the above:

- as part of the Chetopa acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues; and

- as part of the Deerfield acquisition, owing to potential issues related to certain oil development agreements, there was US$300,000 of cash and 4,750,000 common shares were placed in an escrow account, set-up for our indemnification in respect of the said claims. Pursuant to the escrow agreement, the said cash and shares can be released on a pro-rata basis to the previous unitholders of Deerfield Missouri upon either the modification of certain oil development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. The escrow agreement provides for an escrow period of six months subject to certain adjustments.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the year ended April 30, 2007. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(1)	During the nine months ended January 31, 2007, the Company incurred $87,608 (2006 - $26,797; 2005 - $23,926) in general and administrative costs to entities controlled by former directors.
(2)	During the year, the Company incurred $5,463 in consulting fees to Dr. Gail Bloomer a director of the Company.
(3)

F. George Orr, the Company’s Chief Financial Officer (“CFO”) is affiliated with a private company that assisted MegaWest in completing the share issue private placements and that provides the Company with ongoing investor relations services. For the year ended April 30, 2007, the Company paid $75,000 for these services.

(4)

As described in Liquidity and Capital Resources – Financing Activities, 10,000,000 incentive warrants were granted to Endurance Energy Consulting Ltd., a private company controlled by R. William Thornton, the Company’s Chief Operating Officer, and 9,000,000 to Gladrock Energy LLC, a private company controlled by Gail Bloomer, a director of the Company.

(5)	In December 2006, the Company issued 600,000 common shares in settlement of $167,500 of debt to former directors and officers of the Company.
(6)

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity (as described in Overall Performance – Acquisitions and Projects, are considered related party transactions, since at the respective acquisition dates, George Stapleton, the president and chief executive officer of MegaWest, was also the president and a unitholder of Trinity (47.37% of issued and outstanding units) and president and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Energy Kansas Corp.

As a result, the president and chief executive officer of MegaWest, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) U.S.$204,300 cash from Deerfield Missouri, including a change in control fee, and is entitled to receive, pending escrow release, an additional U.S.$47,580 and 753,350 common shares and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA and US$94,737 cash of the consideration issued to Trinity.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

(7)

Our board of directors approved an executive employment agreement with George T. Stapleton, II, whereby we have agreed to employ Mr. Stapleton as our Chief Executive Officer as of January 1, 2007. Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000 and performance bonuses as may be determined by our board. As part of the agreement, we paid Mr. Stapleton a signing bonus in the amount of US$300,000. Mr. Stapleton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurances (with a minimum cover of at least $2,000,000 per occurrence), all at our company’s expense. If Mr. Stapleton’s employment is terminated for just cause or by Mr. Stapleton without constructive dismissal, we will pay to Mr. Stapleton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Stapleton’s employment is terminated by our company without just cause or by Mr. Stapleton for constructive dismissal, then in addition to the foregoing amounts, Mr. Stapleton will receive a severance payment in the amount of one year’s annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company’s stock plan, all stock options held by Mr. Stapleton will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Stapleton may terminate Mr. Stapleton’s employment with our company, on which event, we will pay to Mr. Stapleton the termination payments set out above. As part of the agreement Mr. Stapleton was granted 1,000,000 common share options with an exercise price of U.S. $0.50 per common share that expire January 5, 2011 and 500,000 common share options with an exercise price of U.S. $0.10 that expire December 21, 2011.

(8)

We entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we have agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000 and bonuses as may be determined by our board. Upon execution of the agreement, we paid Mr. Thornton a signing bonus in the amount of US$250,000. Mr. Thornton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurances (with a minimum cover of at least $2,000,000 per occurrence), all at our company’s expense. If Mr. Thornton’s employment is terminated for just cause or by Mr. Thornton without constructive dismissal, we will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton’s employment is terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one year’s annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company’s stock plan, all stock options held by Mr. Thornton will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Thornton may terminate Mr. Thornton’s employment with our company, on which event, we will pay to Mr. Thornton the termination payments set out above. As part of the agreement Mr. Thornton was granted 1,000,000 common share options with an exercise price of U.S. $0.50 per common share that expire January 5, 2011 and 500,000 common share options with an exercise price of U.S. $0.10 that expire December 21, 2011.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

(9)

Our board of directors approved an executive employment agreement with George Orr, whereby we have agreed to employ Mr. Orr as our Chief Financial Officer as of January 2, 2007. Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000 and bonuses as may be determined by our board. Mr. Orr will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurances (with a minimum cover of at least $2,000,000 per occurrence), all at our company’s expense. If Mr. Orr’s employment is terminated for just cause or by Mr. Orr without constructive dismissal, we will pay to Mr. Orr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and expense reimbursements. If Mr. Orr’s employment is terminated by our company without just cause or by Mr. Orr for constructive dismissal, then in addition to the foregoing amounts, Mr. Orr will receive a severance payment in the amount of one year’s annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company’s stock plan, all stock options held by Mr. Orr will automatically vest. Additionally, in the event of a change of control of our company, we and/or Mr. Orr may terminate Mr. Orr’s employment with our company, on which event, we will pay to Mr. Orr the termination payments set out above. As part of the agreement Mr. Orr was granted 1,000,000 common share options with an exercise price of U.S. $0.50 per common share that expire January 5, 2011. As part of Mr. Orr’s role as a director, the Company granted 500,000 common share options with an exercise price of U.S. $0.10 per common share that expire December 21, 2011.

(10)	At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005 - $17,340) to a partnership controlled by two former directors of the Company.
(11)	During the year ended April 30, 2005, former directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the consolidated financial statements. We prepare our consolidated financial statements in conformity with GAAP in Canada, which conform in all material respects to U.S. GAAP except for those items disclosed in Note 19 to the consolidated financial statements. For U.S. readers, we have detailed the differences and have also provided a reconciliation of the differences between Canadian and U.S. GAAP in Note 19 to the consolidated financial statements.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, asset impairment, valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

MegaWest may grow through acquisitions. A different accounting outcome could potentially result for the cost of an acquisition if accounting for a business combination compared to an asset or development stage company acquisition, when shares are issued as consideration. For a business combination, the cost of the shares issued for the acquisition is based on the underlying share value at the time the acquisition is announced. For an asset or development stage company acquisition, the cost of the shares issued is based on underlying share value at the closing date of the transaction. Since the acquisitions we completed in fiscal 2007 are development stage companies, we valued the cost of the share consideration issued at the closing date.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in the following.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Oil and Gas Operations

MegaWest follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centres. These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. These capitalized costs are assessed to determine whether it is likely such costs will be recovered in the future. Costs which are not likely to be recovered in the future are written-off.

Fair Value of the Company’s Common Shares, Options and Warrants

MegaWest completed a number of share based transactions during the year ended April 30, 2007. Under Canadian GAAP, share based transactions are recorded at their fair values. Generally, the best indicator of fair value of a company’s shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm’s length market transactions between knowledgeable, willing parties. In addition, the fair value of options and warrants granted were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input. Under Canadian GAAP MegaWest used recent arm’s length transactions, specifically private placements, as indicators of fair value.

Share based transactions impact a number of financial statement items including stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

CHANGE IN ACCOUNTING POLICIES

MegaWest will adopt the following accounting standards in its fiscal 2008 financial statements. Management is in the process of reviewing the requirements of these recent Sections.

In January 2005, the CICA approved Section 1530 “Comprehensive Income” (“S.1530”), Section 3855 “Financial Instruments – Recognition and Measurements” (“S.3855”) and Section 3865 “Hedges” (“S.3865”) to harmonize financial instruments and hedge accounting with International Financial Reporting Standards and introduce the concept of comprehensive income. S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under Section 3861 “Financial Instruments Disclosure and Presentation”. S.3865 establishes standards for how and when hedge accounting may be applied. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is in the process of reviewing the requirements of these recent sections.

RISKS

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Risks Relating to our Financial Condition

We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities.

Our company has a limited operating history and as of the date of this annual report is considered to be in the development stage. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities. To date, we have identified and acquired interests in four oil and gas properties, but there can be no assurances that we will develop such properties or be able to identify, secure and complete further suitable acquisitions in the future.

The success of our company is also significantly dependent on a successful drilling, completion and production program. Our company’s operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. No assurance can be given that we may be able to operate on a profitable basis. We are in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. There can be no assurance that our business plan will prove successful, and no assurance that we may be able to operate profitably, if at all.

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside our control. There are no assurances that we will be successful in addressing these risks, and the failure to address such risks may adversely affect our business.

It is unlikely that we will generate significant revenues while we seek to complete our drilling, completion and production program and seek additional suitable business opportunities. Our short and long-term prospects depend upon the success of our drilling, completion and production program and our ability to select and secure suitable business opportunities. In order for our company to generate revenues, we will incur substantial expenses in the location, acquisition and development of commercially viable reserves of oil and gas. All of our projects are in the exploration stage only and are without proved reserves of oil and gas. Accordingly, we have not generated significant revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein. Since we have not generated significant revenues, we may have to raise additional monies through the sale of our equity securities, debt and/or joint venture farmouts in order to continue our business operations and develop our projects, if determined commercial.

We therefore expect to incur significant losses for the foreseeable future. We recognize that if we are unable to generate significant revenues from our business activities, our entire business may fail, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

We will require additional financing to continue as a going concern.

There can be no assurance that, if required, any such financing will be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company. Although we believe that we have funds sufficient to meet our immediate needs, we expect to require further funds to finance the development of our company. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of our company. Inadequate funding could also impair our ability to compete in the marketplace, which may result in the dissolution of our company.

We have not generated significant revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the fiscal year ended April 30, 2007, we incurred a net loss of $6,893,052. We also have an accumulated deficit of $18,807,204 as at April 30, 2007. At this time, our ability to generate significant revenues is uncertain. Although we believe that we have sufficient funds to finance our operating costs for the next twelve months, we may require additional funds to finance the acquisition of suitable additional business opportunities or to complete business combinations. We do not expect to generate any significant revenues for the foreseeable future. Accordingly, we may require additional funds, either from equity, debt financing and /or joint venture farmouts. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution of existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

Risks Relating to Oil and Gas Operations

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring further leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

As our Chetopa, Deerfield, Kentucky Reserves and Trinity Sands projects are in the exploration stage, there can be no assurance that we will establish commercial discoveries on these projects.

Exploration for economic reserves of oil and gas is subject to a number of risk factors. Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells. Our Chetopa project in Kansas, Deerfield project in Missouri, Kentucky Reserves project in Kentucky and Trinity Sands project in Texas are all in the exploration stage only and are without proved reserves of oil and gas. There can be no assurance that we will establish commercial discoveries on any of our projects.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company, any of which may have a material adverse effect on our company.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to world-wide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company. Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in the United States and Canada are subject to federal, state and provincial laws and regulations relating to the protection of the environment, including, but not limited to, laws regulating removal of natural resources from the ground and the discharge / release of materials into the environment. Oil and gas operations in United States and Canada are also subject to federal, state and provincial laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state and provincial authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations. When and if we establish reserves or enter into production, we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Specifically, we are subject to legislation regarding releases into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of federal, state and provincial authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

We have oil and gas leases in respect of the real property associated with our projects, but the real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title searches.

We have oil and gas leases with respect to the real property associated with our projects and we believe our interests are valid. However, these leases do not guarantee title against all possible claims. The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research. If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if we lose our interest in such leases.

Risks Relating to our Common Shares

Our common shares are not liquid and shareholders may be unable to sell their shares.

Our common shares are currently quoted on the Over-the-Counter Bulletin Board (OTC Bulletin Board) and are thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common shares and we can provide no assurance to investors that a liquid market will develop. If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

Securities class-action litigation has often been instituted following periods of volatility in the market price of a company's securities. Such litigation, if instituted against our company, could result in substantial costs for our company and a diversion of management's attention and resources.

If we complete further business opportunities or combinations, we will likely be required to issue a substantial number of common shares which would dilute the shareholdings of our current shareholders and result in a change of control of our company.

We may acquire additional oil and gas property interests in the future and will likely have to issue common shares to acquire such interests. Issuing previously unissued common shares will reduce the percentage of common shares owned by our existing shareholders and may result in a change in the control of our company and our management.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares, without par value, and 100,000,000 preferred shares, without par value. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, the interests of existing shareholders in our company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Principal shareholders, senior management and directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our company’s share price.

As of August 8, 2007, our senior management, directors and greater than five percent (>5%) shareholders (and their affiliates), acting together, held approximately 21% of the issued and outstanding shares of our company, on a diluted basis, and have the ability to influence all matters submitted to our company’s shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our company’s assets) and to control our company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our shares.

Employee, director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Because the success of our company is highly dependent upon our respective employees, our company has granted to some or all of our key employees, directors and consultants stock options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our company may be diluted causing possible loss of investment value.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within our discretion.  Shareholders cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Trading of our shares may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" regulations which may limit a shareholder's ability to buy and sell our shares.

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common shares.

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

Risks Relating to our Management

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer of our company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that our company’s directors or officers may sustain or incur in the execution of their duties.  Our company’s articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our company.  Such limitations on liability may reduce the likelihood of litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Certain of our directors and officers are residents of other countries other than Canada, investors may find it difficult to enforce, within Canada, any judgments obtained against our company or our directors and officers.

Certain of our directors and officers are nationals and/or residents of countries other than Canada, and all or a substantial portion of such persons' assets are located outside of Canada. As a result, it may be difficult for investors to enforce within Canada any judgments obtained against certain of our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of Canada or any province thereof.

Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price.

Our company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel, including George T. Stapleton, II, R. William Thornton and George Orr. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees and with the exception of three senior officers, R. William Thornton, George T. Stapleton, II and George Orr, we do not have written employment agreements with any of our key personnel.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars. The Company does not engage in the use of derivative financial instruments.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the design and the operation of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures are effective as of April 30, 2007. It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they cannot guarantee that the disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

Management of MegaWest has designed and implemented a system of internal controls over financial reporting as of April 30, 2007 which it believes is effective for a company of its size. During the review of the design of the Company’s control system over financial reporting it was noted that, due to the limited number of staff at MegaWest, it is not feasible to achieve complete segregation of incompatible duties. The limited number of staff may also result in identifying weaknesses in accounting for complex and / or non-routine transactions due to a lack of technical resources within the Company. While management of MegaWest has put in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” as defined by the Private Litigation Reform Act of 1995. Statements in this report, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) the Company will continue to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil; (ii) the Company will be able to establish proven and producing reserves on the development projects using thermal recovery technologies developed in Canada; (iii) the Company will be able to demonstrate a means of achieving commercial production and complete the work programs on the Prospects described; It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) the lack of commercial discoveries on the Company’s Prospects; (e) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company’s control. When used in this document, the words “could”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements.

MegaWest Energy Corp.

Management Discussion and Analysis as of August 8, 2007

(in Canadian dollars unless otherwise indicated)

The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company’s annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada.

Company Information

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com, SEDAR’s website at www.sedar.com and the EDGAR’s website at www.sec.gov..

August 8, 2007

(formerly Brockton Capital Corp.)

a Development Stage Company

Consolidated Financial Statements

April 30, 2007 and 2006

REPORT OF MANAGEMENT

To the Shareholders of

MegaWest Energy Corp. (formerly Brockton Capital Corp)

Management is responsible for the preparation of the financial statements and for the consistency of all other financial and operating data presented in this report. To prepare these financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Management maintains a system of internal controls to ensure, on a reasonable and cost effective basis, that the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial process that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principle and providing a reconciliation to generally accepted accounting principles in the United States.

It is the responsibility of the audit committee and the board of directors to review the financial statements with management prior to their approval of the financial statements for publication. In addition, the audit committee meets regularly with management and the external auditor to review accounting policies, financial reporting and internal controls. The audit committee is comprised of three financially literate directors, of which two are independent. The audit committee is responsible for the compensation of the external auditor and pre-approves their retention for the appointment and any such fees related to non-audit services.

External auditors have examined the financial statements. Their report is attached to the consolidated financial statements that follow. The audit committee has reviewed these statements with management and the auditors and has reported to the board of directors, who have approved these financial statements.

July 25, 2007

/s/ George T. Stapleton, II	/s/ George Orr
George T. Stapleton, II Chief Executive Officer, President and Director	George Orr Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of

MegaWest Energy Corp. (formerly Brockton Capital Corp)

We have audited the accompanying consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2007 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for the year ended April 30, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2007 and the result of its operations and cash flows for the year ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

The financial statements as at April 30, 2006 and for the years ended April 30, 2006 and 2005 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated August 25, 2006.

/s/ KPMG LLP

KPMG LLP

Calgary, Canada

July 25, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA –

UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our reports to the board of directors and shareholders dated July 25, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

KPMG LLP

Calgary, Canada

July 25, 2007

MegaWest Energy Corp

Consolidated Balance Sheets

April 30

(in Canadian dollars)	2007	2006

Assets
Current assets
Cash and cash equivalents	$ 29,328,951	$ 14,141
Accounts receivable and prepaid expenses	125,590	7,298
Inventory (note 3)	-	1
	29,454,541	21,440

Marketable securities (note 4)	1,851,960	-
Restricted cash (note 5)	341,250	-
Property, plant and equipment (note 6)	20,885,096	-
Rights (note 3)	-	10,000
	$ 52,532,847	$ 31,440

Liabilities and Shareholders' Equity (Deficiency in Assets)
Current liabilities
Accounts payable and accrued liabilities	$ 1,301,640	$ 120,862
Notes payable (note 7)	-	40,000
	1,301,640	160,862

Exchange shares (note 8)	1,061,055	-
Convertible promissory notes (note 7)	1,867,387	-
Asset retirement obligations (note 9)	154,244	-

Shareholders' Equity (Deficiency in Assets)
Share capital	41,168,088	207,342
Warrants	3,729,000	-
Equity portion of exchange shares (note 8)	8,599,442	-
Contributed surplus	13,338,629	168,750
Equity portion of convertible promissory notes (note 7)	120,566	-
Deficit	(18,807,204)	(505,514)
	48,148,521	(129,422)
Future operations (note 1) Commitments (notes 2 and 8) and contractual obligations (note 16)
	$ 52,532,847	$ 31,440

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ George T. Stapleton, II	/s/ Brad Kitchen
George T. Stapleton II, Director	Brad Kitchen, Director

MegaWest Energy Corp

Consolidated Statements of Operations and Deficit

Years ended April 30

(in Canadian dollars)	2007	2006	2005

Interest income	$263,125	$-	$2,261

Expenses
General and administrative (note 18)	5,523,694	104,601	57,292
Foreign exchange loss	1,548,840	-	-
Accretion on promissory notes	71,270	-	-
Depreciation and write-downs (note 3)	12,373	118,344	6,000
	7,156,177	222,945	63,292

Net loss for the year	(6,893,052)	(222,945)	(61,031)

Deficit, beginning of year	(505,514)	(282,569)	(221,538)

Deficit adjustment on related party acquisitions (note 2)	(11,408,638)	-	-

Deficit, end of year	$(18,807,204)	$(505,514)	$(282,569)

Net Loss per share (note 12)
Basic and diluted	$(0.31)	$(0.04)	$(0.01)

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp

Consolidated Statements of Shareholders' Equity (Deficiency in Assets)

Years ended April 30

	Share Capital				Contributed Surplus	Equity Portion of Convertible Debt
(in Canadian dollars)	Shares	Amount	Warrants	Exchange Shares			Deficit	Shareholder's Equity (Deficiency in Assets)

Balance, April 30, 2004	4,087,500	$ 371,592	$ -	$ -	$ -	$ -	$ (221,538)	$ 150,054
Cancel escrow shares	(2,250,000)	(168,750)	-		168,750	-	-	-
Private placement	4,500,000	4,500	-	-	-	-	-	4,500
Net loss for the year	-	-	-	-	-	-	(61,031)	(61,031)
Balance, April 30, 2005	6,337,500	207,342	-	-	168,750	-	(282,569)	93,523

Net loss for the year	-	-	-	-	-	-	(222,945)	(222,945)
Balance, April 30, 2006	6,337,500	207,342	-	-	168,750	-	(505,514)	(129,422)

Shares issued on:
Private placements (note 10(a) and (d))	59,373,550	34,203,821	3,729,000	-	368,400	-	-	38,301,221
Acquisitions (notes 2 and 8)	5,250,000	6,062,825	-	8,599,442	-	-	(11,408,638)	3,253,629
Services (note 10(b))	375,000	434,900	-	-	-	-	-	434,900
Debt settlement (note 10(c))	600,000	165,700	-	-	-	-	-	165,700
Exercise of stock options (note 11)	500,000	93,500	-	-	(35,000)	-	-	58,500
Stock based compensation (note 11)	-	-	-	-	1,863,448	-	-	1,863,448
Consulting warrants (note 10(d))	-	-	-	-	1,600,800	-	-	1,600,800
Incentive warrants (note 10(d))	-	-	-	-	9,372,231	-	-	9,372,231
Issue convertible promissory notes (note 7)	-	-	-	-	-	120,566	-	120,566
Net loss for the year	-	-	-	-	-	-	(6,893,052)	(6,893,052)

Balance, April 30, 2007	72,436,050	$ 41,168,088	$ 3,729,000	$ 8,599,442	$ 13,338,629	$ 120,566	$ (18,807,204)	$ 48,148,521

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp

Consolidated Statements of Cash Flows

Years ended April 30

(in Canadian dollars)	2007	2006	2005

Operating activities
Net loss for the year	$ (6,893,052)	$ (222,945)	$ (61,031)
Items not involving cash
Stock-based compensation (note 18)	3,899,148	-	-
Unrealized foreign exchange loss	1,606,317	-	-
Accretion on promissory notes	71,270	-	-
Depreciation and write-downs (note 3)	12,373	118,344	6,000
Change in non-cash working capital	879,786	72,877	5,838
	(424,158)	(31,724)	(49,193)
Financing activities
Proceeds from private placements (note 10)	38,301,221	-	4,500
Proceeds from stock option exercises	58,500	-	-
Notes payable (note 7)	(40,000)	40,000	-
	38,319,721	40,000	4,500
Investing activities
Expenditures on capital assets	(836,875)	-	-
Acquisitions net of cash acquired (note 2):
Deerfield Kansas	(6,438)	-	-
Kentucky Reserves	(3,488,794)	-	-
Deerfield Missouri	(666,359)	-	-
Trinity Sands Energy	(82,769)	-	-
Marketable securities (note 3)	(1,851,960)	-	-
Restricted cash (note 5)	(341,250)	-	-
Change in non-cash working capital	341,792	-	-
	(6,932,653)	-	-

Change in cash and cash equivalents	30,962,910	8,276	(44,693)

Exchange rate fluctuations on change in cash and cash equivalents	(1,648,100)	-	-

Cash and cash equivalents, beginning of year	14,141	5,865	50,558

Cash and cash equivalents, end of year	$ 29,328,951	$ 14,141	$ 5,865

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 in the name of Brockton Capital Corp. under the Company Act in the province of British Columbia, Canada. On February 27, 2007 the Company changed its name to MegaWest Energy Corp. The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.

Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.	Significant Accounting Policies:

(a)	Future Operations and Basis of Presentation:

These financial statements have been prepared on a going concern basis. The Company incurred a net loss of $6.9 million for the year ended April 30, 2007, as at April 30, 2007 had an accumulated deficit of $18.8 million and positive working capital of $28.2 million. The Company has a U.S. $15 million work commitment on its Kentucky property, which if not met by October 2009, will require the Company to pay a penalty of 37.5 percent on the unspent balance, which was U.S. $14.9 million at April 30, 2007. The Company currently anticipates spending its existing funds in the upcoming fiscal year to acquire, explore and appraise new and existing oil and gas projects.

The ultimate development of the Company's oil and gas projects, if proven commercial, will require additional funding. The Company's future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

These consolidated financial statements have been prepared using generally accepted accounting principles ("GAAP") in Canada. The impact of material differences between Canadian and U.S. GAAP on the consolidated financial statements is disclosed in note 19.

(b)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and its subsidiaries from their respective acquisition dates (note 2). All intercompany balances and transactions have been eliminated.

Subsidiary	Acquisition Date	Ownership Percentage
MegaWest Energy Corp USA	(i)	99%(i)
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%

(i)  incorporated January 9, 2007 (note 8)

(c)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

In particular, the amounts recorded for the value of oil and gas assets are subject to a ceiling test. By their nature, these ceiling test estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(d)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of issue, not exceeding 90 days.

(e)	Marketable Securities:

Marketable securities are recorded at the lower of cost or market value.

(f)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized. Such costs are capitalized on a country-by-country basis, which to date there is one cost centre, being the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers. Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market value of unproved properties. A risk free interest rate would be used to arrive at the net present value of future cash flows. The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Office furniture and equipment are stated at cost. Depreciation is provided on a declining balance method over the estimated useful lives of the respective assets, at rates ranging from 20 – 30 percent per year.

(g)	Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free interest rate. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets. The capitalized amount will be depleted on a unit-of-production method. The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations as an operating expense. Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(h)	Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity. The liability component is accreted to the face value of the promissory note at maturity on an effective yield basis. The accretion is charged to the statement of operations as interest expense.

(i)	Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated. The Canadian dollar is the parent company's functional currency and the U.S. dollar is the functional currency of all subsidiaries. As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(j)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer. Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(k)	Stock-Based Compensation:

The Company accounts for all stock options, consulting and incentive warrants granted using the fair value method. Under this method, compensation expense is measured at fair value on the grant date using the Black-Scholes option pricing model and recognized over the vesting period with a corresponding credit to contributed surplus. Compensation expense is adjusted for the estimated amount of forfeitures, awards forfeited due to a failure to satisfy the service requirement for vesting, in the period in which the stock options expire.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(l)	Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(m)	Per Share Amounts:

Basic per share amounts are computed by dividing the earnings or loss by the weighted average shares outstanding during the reporting period. Diluted amounts for options and warrants are computed using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock and purchase warrants are used to repurchase shares at the average market price for the period. The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

warrants is added to the weighted average shares outstanding. Dilutive amounts for convertible promissory notes are determined by adding the maximum number of shares that could be converted on the balance sheet date to the weighted average shares outstanding.

(n)	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year's presentation.

(o)	Impact of New Canadian GAAP Accounting Standards:

In December 2006, the Canadian institute of Chartered Accountants ("CICA") approved Section 1535 "Capital Disclosure" ("S.1535"), Section 3862 "Financial Instruments – Disclosures" ("S.3862") and Section 3863 "Financial Instruments – Presentation" ("S.3863"). S.1535 established standards for disclosing information about capital and how it is managed. The objective of S.3862 is to require entities to provide disclosures that enable users to evaluate both the significance of financial instruments for the entity's financial position and performance; and the nature and extent of risk arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The purpose of S.3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. These sections apply to interim and annual financial statements relation to fiscal years beginning on or after October 1, 2007. Management is in the process of reviewing the requirements of these recent sections.

In July 2006, the CICA approved Section 1506 "Accounting Changes". The objective of this section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of change in accounting policies, changes in accounting estimates and correction of errors. This section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with financial statements of other entities. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

In January 2005, the CICA approved Section 1530 "Comprehensive Income" ("S.1530"), Section 3855 "Financial Instruments – Recognition and Measurements" ("S.3855") and Section 3865 "Hedges" ("S.3865") to harmonize financial instruments and hedge accounting with International Financial Reporting Standards and introduce the concept of comprehensive income. S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under Section 3861 "Financial Instruments Disclosure and Presentation". S.3865 establishes standards for how and when hedge accounting may be applied. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is in the process of reviewing the requirements of these recent sections.

2. Acquisitions:

The Company completed the following acquisitions. The operations of each entity are included in the consolidated financial statements from the closing date.

(a)	Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the prior assumption of a $591,250 (U.S. $500,000) note payable to a third party. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Deerfield Kansas is a development stage oil and gas company that owned certain oil and gas equipment and held 100 percent working interest in 392 undeveloped acres of oil and gas leases in Kansas.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(b)	Kentucky Reserves LLC ("Kentucky Reserves"):

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves in exchange for $3,412,500 (U.S. $3,000,000) cash and 5,000,000 common shares of the Company. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Kentucky Reserves is a development stage oil and gas company that owned a 62.5 percent working interest in the shallow tar sands rights plus an additional 37.5 percent interest in the deep rights of 27,009 undeveloped acres of oil and gas leases in Kentucky.

Included in the cost of acquisition is $9,372,231 million for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 10(d)). The fair value of the warrants was estimated to be $1.04 (U.S. $0.90) per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 5.10 percent and expected term of 0.5 years.

(c)	Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 (U.S. $800,000) cash, plus a $144,700 (U.S. $125,000) change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company. Of the total consideration, $575,050 (U.S. $500,000) cash and the change in control fee was paid on the closing date, the remaining consideration is contingent upon meeting the terms of an escrow agreement. Pursuant to this agreement, the shares and cash can be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.

The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Deerfield Missouri is a development stage oil and gas company party to oil development agreements on 7,620 undeveloped acres and also holds all of the issued and outstanding units of Deerfield Kansas.

(d)	Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 (U.S. $200,000) cash, the prior assumption of a $1,361,085 (U.S. $1,200,000) note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Trinity is a development stage oil and gas company that had a 50 percent working interest in 14,948 undeveloped acres of oil and gas leases in Texas, and is party to an earn-in agreement whereby its working interest may be increased to 66.67 and can earn a 66.67 percent working interest in an additional 13,385 undeveloped acres of oil and gas leases.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

The following table summarizes the estimated net assets acquired and liabilities assumed and the consideration given as of the date of each respective acquisition date.

	Deerfield Kansas	Kentucky Reserves	Deerfield Missouri	Trinity	Totals
Closing Date	March 26, 2007	April 2, 2007	April 5, 2007	April 25, 2007

Net Assets Acquired:
Cash	$-	$3,521	$75,330	$166,750	$245,601
Oil and gas assets	440,042	18,633,054	47,012	930,014	20,050,122
Working capital	(13,667)	-	7,058	-	(6,609)
Asset retirement obligations	(160,376)	-	-	-	(160,376)
	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Consideration Given:
Shares
Common shares	250,000	5,000,000	-	-	5,250,000
Exchange shares	-	-	-	95,000	95,000
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$290,325	$5,772,500	$-	$-	$6,062,825
Value of exchange shares	-	-	-	9,660,497	9,660,497
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	-	3,412,500	579,050	227,500	4,219,050
Note payable assumed	591,250	-	-	1,361,085	1,952,335
Expenses	6,438	79,344	162,638	22,018	270,438
	888,013	18,636,575	741,688	11,271,100	31,537,376
Deficit adjustment on related party acquisitions (i)	(622,014)	-	(612,288)	(10,174,336)	(11,408,638)

	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Contingent Consideration:
Shares
Number	-	-	4,750,000	-	4,750,000
Value	$-	$-	$5,500,975	$-	$5,500,975
Cash	-	-	347,430	-	347,430
	$-	$-	$5,848,405	$-	$5,848,405

(i)

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity are considered related party transactions, since at the respective acquisition dates the president and chief executive officer of the Company, was also the president and a unitholder of Trinity (47.37% of issued and outstanding units) and the president and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.

As a result, the president and chief executive officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) U.S.$204,300 cash from Deerfield Missouri, including a change in control fee, and is entitled to receive, pending escrow release, an additional U.S.$47,580 and 753,350 common shares and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA convertible into 4,500,000 common shares and US$94,737 cash of the consideration issued to Trinity.

3. Inventory and Rights:

While operating as a technology products distribution company, the Company wrote-off its inventory and costs associated with its rights under a distributor agreement during the years ended April 30, 2007, 2006 and 2005.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

4. Marketable Securities:

The Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders") for $1,851,960 (U.S. $1,650,000) representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors. As a result, the Company does not believe it exerts influence over Energy Finders. The quoted market price of Energy Finder's shares on April 30, 2007 was U.S. $0.25 per share, converting to an approximate market value of $2,094,000.

5. Restricted Cash:

The Company deposited $341,250 (U.S. $300,000) in trust pursuant to an escrow agreement entered into as part of the Deerfield Missouri acquisition (see Note 2(c)).

6. Property, Plant and Equipment:

April 30, 2007	Cost	Accumulated Depreciation	Net Book Value

Oil and gas assets – unproven	$20,756,355	$-	$20,756,355
Office furniture and equipment	131,113	2,372	128,741
	$20,887,468	$2,372	$20,885,096

At April 30, 2007, all of the costs associated with oil and gas assets are excluded from depletion calculations.

During the quarter the Company capitalized $176,600 of general and administrative expenses.

7. Convertible Promissory Notes and Note Payable:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with proposed acquisitions (see note 2). As part of the assumption, the Company agreed to the following terms: interest accrues at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity. The fair value was estimated at $0.02 (U.S. $0.02) per share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.90 percent and expected term of eighteen months.

In 2006 the Company issued $40,000 of notes payable to shareholders, including $14,000 to former directors and $2,500 to a current director. The notes payable were repaid in cash during the year ended April 30, 2007.

8. Exchange Shares:

As part of the consideration given to acquire Trinity (see note 2(d)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA. Each class B exchange share is convertible into 100 MegaWest shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of U.S. $950,000 (U.S. $10.00 per exchange share) until July 31, 2008, after which the Company can implement a forced exchange of the shares. The cash redemption value of the exchange shares of $1,061,055 (U.S. $950,000) has been recorded as a liability. The estimated fair value of the conversion feature of $8,599,442 has been classified as equity. The fair value was estimated at $1.02 (U.S. $0.91) per exchange share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

9. Asset Retirement Obligations:

As at April 30, 2007 the Company had an asset retirement obligation for the equipment and wells acquired as part of the Deerfield Kansas asset purchase (note 2). The present value of this obligation has been projected using estimates of the future costs and the timing of abandonment. At April 30, 2007 the Company estimated the present value of its asset retirement obligations to be $154,244 based on a future undiscounted liability of $260,000. These costs are expected to be incurred within two to ten years. A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

10. Share Capital and Warrants:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Shares Issued on Private Placements:

During the year ended April 30, 2007 the Company closed three private placements, summarized as follows:

Closing Date	Offering Price	Units / Shares Issued	Proceeds
December, 2006 (i)	U.S. $0.10	23,500,000	$ 2,707,168
January and February 2007 (ii)	U.S. $0.50	8,425,000	4,992,234
March, 2007 (iii)	U.S. $1.00	27,448,550	32,115,870
Issue costs (iv)		-	(1,882,451)
		59,373,550	37,932,821
Value ascribed to U.S. $1.30 private placement warrants (iii)			3,446,000
Value ascribed to U.S. $1.00 private placement warrants (ii)			283,000
Net amount recorded to share capital from private placements			$ 34,203,821

(i)	The December U.S. $0.10 private placement consisted of common shares only.

(ii)

Units of the U.S. $0.50 private placement included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.00. The amount classified to warrants was based on the fair value of the share purchase warrants which was estimated at $0.07 (U.S. $0.06) per warrant, using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.10 percent and expected term of one year.

In connection with placement, the Company granted a consultant rights to purchase 180,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs, was estimated to be $0.22 (U.S. $0.19) per unit, being the sum of the estimated fair value of one share plus one half share purchase warrant. The fair value was estimated using the Black-Scholes option pricing model.

(iii)

Units of the U.S. $1.00 private placement included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.30. The amount classified as warrants was based on the fair value of the share purchase warrants, which was estimated at $0.28 (U.S. $0.24) per warrant using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.95 percent and expected term of one year.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

In connection with the placement, the Company granted a consultant rights to purchase 375,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs, was estimated to be $0.53 (U.S. $0.45) per unit, being the sum of the estimated fair value of one share plus one half share purchase warrant. The fair value was estimated using the Black-Scholes option pricing model.

(iv)

Included in issue costs of the private placements is $1,514,051 of fees paid in cash, $190,000 representing the fair value of 690,848 share purchase warrants issued and $178,400 representing the fair value of 555,000 units issued in connection with the financing.

(b)	Shares Issued for Services:

In March 2007, the Company entered into an agreement with a consultant to provide advisory services. The consideration for the advisory services is 750,000 common shares of the Company, of which 375,000 were issued as at April 30, 2007. The value of the common shares issued of U.S. $1.00 was based on the cash consideration received for recent private placements of shares around the closing date. The remainder is issuable in 125,000 share tranches on May 15, 2007, August 15, 2007 and November 15, 2007, respectively.

(c)	Shares Issued to Settle Debt:

In December 2006, the Company agreed to issue 600,000 common shares to settle accounts payable of $165,700, which included amounts payable to former directors and officers of the Company.

(d)	Warrants:

Warrants were granted during the year and remain outstanding as of April 30, 2007:

Warrant Type	Warrants Outstanding			Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	19,500,000	0.6 years	U.S. $ 0.10	9,000,000	U.S. $ 0.10
Consulting (ii)	6,000,000	1.7 years	U.S. $ 0.50	6,000,000	U.S. $ 0.50
Private Placement (iii)	18,627,623	0.8 years	U.S. $ 1.23	18,627,623	U.S. $ 1.23
	44,127,623	0.9 years	U.S. $0.63	33,627,623	U.S. $0.80
(i)

The Incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from the Company at an exercise price of U.S. $0.10 per share, subject to the holder of the warrants bringing to the Company a project that has, at the reasonable opinion of the board of directors, a minimum specified potential value to the Company of at least U.S. $1.00 per warrant. Upon acceptance by the board of directors of a project, the warrant holder will have six months to exercise the warrants. If the holders of the warrants have not delivered a project that is acceptable to the board of directors within one year from the date of issuance then the warrants will expire. The recipients of 19,000,000 incentive warrants are two private companies, one is controlled by a current director and the other is controlled by a current senior officer and director of the Company.

In April 2007, 9,000,000 incentive warrants vested on the closing of the Kentucky Reserves acquisition and $9.4 million was recorded as part of the cost of acquisition.

Compensation costs will be recorded for the remaining 10,500,000 incentive warrants if and when the holders introduce a project to the Company of sufficient value.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(ii)

The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, have a term of two years and an exercise price of U.S. $0.50 per share. For the year ended April 30, 2007, the Company recorded $1,600,800 million of stock based compensation expense with a corresponding increase in contributed surplus for these warrants. The fair value of the warrants granted was estimated to be $0.27 (U.S. $0.23) per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 4.75 percent and expected term of two years.

(iii)

The private placement warrants were issued in conjunction with the US$0.50 and U.S. $1.00 private placements. The Company calculated the fair value of these warrants using the Black-Scholes pricing model on the date of grant. The fair value of the warrants issued has been accounted for as reduction to share capital with a corresponding increase in the amount of warrants.

11. Stock Options:

The 2004 stock option plan (the "2004 Plan") allows for an amount of options equaling 10 percent of the outstanding common shares to be reserved for grant. During 2005 and 2006 years no options were issued. During the year ended April 30, 2007, 302,500 previously granted stock options under the 2004 Plan expired unexercised.

On February 19, 2007, the 2007 Stock Option Plan ("2007 plan") was approved at a special general meeting of shareholders. The 2007 Plan specifies that the number of common shares reserved for issuance under the plan is 20 percent of the issued and outstanding common shares less the number of options granted under the 2004 Plan. The term and vesting schedule of the stock options granted is set by the board of directors at the time of grant.

The following table summarizes the changes in stock options outstanding during the years ended April 30, 2007 and 2006:

	Number of Options	Weighted Avg. Exercise Price
Outstanding, April 30, 2005 and 2006	302,500	U.S. $0.15
Granted	10,169,000	0.59
Exercised	(500,000)	0.10
Expired	(302,500)	0.15
Outstanding, April 30, 2007	9,669,000	U.S. $0.62

The following table summarizes information about the options outstanding and exercisable at April 30, 2007:

Options Outstanding			Options Vested
Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
1,250,000	4.7 years	U.S. $ 0.10	1,250,000	U.S. $ 0.10
5,705,000	3.8 years	$0.50	3,500,000	$0.50
2,464,000	3.9 years	$1.00	750,000	$1.00
250,000	4.9 years	$2.00	41,665	$2.00
9,669,000	4.0 years	U.S. $0.62	5,541,665	U.S. $0.49

For the year ended April 30, 2007, the Company recorded $1,863,448 million of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus. The fair value of the options granted for the year ended April 30, 2007 was estimated to be $0.41 (U.S. $0.35) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80 percent, risk-free interest rate of 5.04 percent and expected lives of four years.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

12. Per Share Amounts:

The loss per share is based on the weighted average shares outstanding for the year. The weighted average shares outstanding for the year ended April 30, 2007 was 22,102,129 (2006 – 6,337,500). There is no change between the basic and diluted per share amounts since the effect of stock options, warrants and convertible promissory notes would be anti-dilutive.

13. Income taxes:

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2007	2006	2005

Loss for the year	$ (6,893,052)	$ (222,945)	$ (61,031)

Statutory tax rate	34.5%	37.6%	37.6%

Expected income tax recovery	(2,378,103)	(83,827)	(22,948)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	1,345,200	-	-
Change in valuation allowance and other	1,032,903	83,827	22,948
	$ -	$ -	$ -

The components of the April 30 net future income tax asset and liability, after applying corporate income tax rates, are as follows:

	2007	2006
Net future income tax asset:
Capital assets	$ 3,994,000	$ -
Operating losses	636,000	164,452
Share issue costs	436,700	-
Unrealized foreign exchange loss	464,000	-
Marketing rights	-	(11,007)
	5,530,700	153,445
Less: valuation allowance	(5,530,700)	(153,445)
	$ -	$ -

The Company has accumulated operating losses totaling $2,193,166 which expire over the following years:

2008	$ 2,748
2009	48,867
2010	60,060
2011	157,207
2012	74,847
Thereafter	1,849,437
Totals	$ 2,193,166

14. Related Party Transactions:

The Company incurred the following related party transactions in the year ended April 30, 2007. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(a)            During the nine months ended January 31, 2007, the Company incurred $87,608 (2006 - $26,797; 2005 - $23,926) in general and administrative costs to entities controlled by former directors.

(a)            During the year, the Company incurred $5,463 in consulting fees to a current director of the Company.

(c)            The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing the share issue private placements and that provides the Company with ongoing investor relations services. For the year ended April 30, 2007 the Company paid $75,000 for these services.

(d)            At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005 - $17,340) to a partnership controlled by two directors of the Company.

(e)            During the year ended April 30, 2005, former directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Refer to acquisitions (note 2) and share capital (note 10(b) and (d)) for additional related party transactions.

15. Financial Instruments:

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars. In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars. There are no exchange rate contracts in place.

The fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

At April 30, 2007, the fair values of the convertible promissory notes and exchange shares were estimated to be $5,924,000 and $9,660,000, respectively. The fair value was determined using the Black-Scholes option pricing model at April 30, 2007.

16.	Commitments and Contractual Obligations:
(a)	Contractual Obligations:

As part of the acquisition of Kentucky Reserves (see note 2), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

As part of the Deerfield Kansas acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

(b)	Office and Equipment Leases:

The Company is committed to office and equipment leases over the next five fiscal years as follows:

2008	$ 239,438
2009	241,620
2010	241,620
2011	241,620
2012	237,836
Thereafter	420,836
Total	1,622,970

Included in the above commitments are costs associated with an office lease entered into subsequent to April 30, 2007.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(c)	Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay $688,000 under certain events around employment termination.

(d) The Company pledged a $30,000 guaranteed investment certificate as collateral against a letter of credit issued by the Company for the start up of its oil and gas operations in Kansas. Subsequent to April 30, 2007 the restrictions were removed and the letter of credit was cancelled.

17. Supplemental Cash Flow Information:

The following non-cash transactions were excluded from the statement of cash flows:

(a)	Year ended April 30, 2007:

(i)	The Company issued 600,000 shares to settle outstanding debts ($165,700) and 375,000 shares for consulting services ($434,900).

(ii)	The shares and debt assumed as part of the consideration given for the acquisitions (note 2) is non-cash.

(b)	Year ended April 30, 2005:

(i)	The Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.

(ii)	The Company acquired rights in exchange for notes and accrued interest receivable of $123,610.

18. General and Administrative Expenses:

General and administrative expenses for the years ended April 30 consisted of:

	2007	2006	2005

Stock-based compensation:
Stock options	$ 1,863,448	$ -	$ -
Consulting warrants	1,600,800	-	-
Shares issued for services	434,900	-	-
	3,899,148	-	-
Salaries and benefits	1,171,885	-	-
Professional fees	332,218	83,720	36,874
Office and operations	297,043	20,881	20,418
Capitalized portion	(176,600)	-	-
	$ 5,523,694	$ 104,601	$ 57,292

19. Additional Disclosures Required under U.S. Generally Accepted Accounting Principles:

The consolidated financial statements have been prepared in accordance with GAAP as applied in Canada. For the years ended April 30, 2007, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, detailed in the following. For the years ended April 30, 3006 and 2005, Canadian GAAP conforms in all material respects with U.S. GAAP.

(a) Consolidated Balance Sheets:

The application of U.S. GAAP has the effects on the following consolidated balance sheet items as at April 30, 2007:

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

Assets	Marketable Securities	Property, Plant and Equipment
Canadian GAAP:	$ 1,851,960	$ 20,885,096
Adjustments for:
Oil and gas assets on acquisition of Kentucky (ii)	-	21,820,050
Marketable securities to fair value (iii)	242,040	-
U.S. GAAP	$ 2,094,000	$ 42,705,146

(i)

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and in the U.S. The principal difference is in the method of performing ceiling test evaluations under the full cost method. Canadian GAAP requires the ceiling test evaluation to use estimates of future oil and gas prices and costs plus the value of unproved properties on an undiscounted basis. To calculate the amount of impairment, the future net cash flows of a cost center's proved and probable reserves are discounted using a risk-free interest rate.

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10 percent per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets.

There is no GAAP difference for the year end April 30, 2007 related to oil and gas assets.

(ii)

There is a difference in determining the fair value of shares issued for certain stock-based transactions under Canadian GAAP compared to U.S. GAAP if the market for the Company's shares is not active and liquid. Under Canadian GAAP, if the market for the Company's shares is not active and liquid, fair value is established using valuation techniques that include recent arm's length market transactions. Under U.S. GAAP, regulatory interpretation requires the use of quoted market prices as fair value. As a result, the amount recorded for the Kentucky oil and gas assets is higher under U.S. GAAP.

(iii)

There is a difference in the carrying amounts of marketable securities under Canadian GAAP compared to U.S. GAAP. Currently under Canadian GAAP, marketable securities are recorded at the lower of cost or market value, and are not re-measured unless an impairment of carrying amount has occurred. Under U.S. GAAP, marketable securities available for sale are recorded and re-measured at each balance sheet date at their fair value. At April 30, 2007 under U.S. GAAP the Company recorded a $242,040 unrealized gain on marketable securities as a component of other comprehensive income.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

Liabilities and Equity	Convertible promissory notes	Equity portion of convertible promissory notes	Contributed surplus	Exchange shares	Share capital	Warrants	Deficit
Canadian GAAP:	$ 1,867,387	$ 120,566	$ 13,338,629	$ 8,599,442	$ 41,168,088	$ 3,729,000	$ (18,807,204)
Adjustments for:
Re-class convertible note (iv)	120,566	(120,566)	-	-	-	-	-
Interest expense on convertible note (iv)	(28,695)	-	-	-	-	-	-
Stock-compensation transactions (v)	-	-	10,651,013	-	597,392	-	-
Value of warrants on private placements (vi)	-	-	1,604,600	-	(10,657,600)	9,053,000	-
Kentucky acquisition (ii)	-	-	14,027,175	-	7,792,875	-	-
Related party acquisitions (vii)	-	-	-	11,515,824	383,229	-	(11,899,053)
Transfer on stock option exercise (viii)	-	-	(430,000)	-	430,000	-	-
Net loss	-	-	-	-	-	-	(11,219,710)
U.S. GAAP	$ 1,959,258	$ -	$ 39,191,417	$ 20,115,266	$ 39,713,984	$12,782,000	$ (41,925,967)

(iv)

There is a difference in the treatment of convertible promissory notes under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the equity component of the note is valued using an option pricing model and classified as shareholders' equity. The residual amount is classified as a liability and interest is recorded, to bring the liability to its future value at maturity using the effective interest rate method.

Under U.S. GAAP, the convertible promissory notes are classified as liability, and interest is accrued at the contractual rate. This results in the re-classification of the equity portion to liability, and a reduction in interest expense.

(v)

The fair value of the Company's stock compensation transactions was estimated using the Black-Scholes options pricing model. One of the assumptions used in the Black-Scholes model is the market price of the underlying share on the grant date. As a result of the GAAP difference on the fair value of the Company's shares described in (ii), the stock compensation transactions have a different fair value input under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the fair value of the Company's shares was based on recent arm's length transactions, including recent private placements. Under U.S. GAAP, the quoted OTC exchange price is used.

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

This results in the GAAP differences for the following stock-based transactions for the year ended April 30, 2007:

	Canadian GAAP	U.S. GAAP	GAAP Adjustment

Compensation cost on stock options	$ 1,863,448	$ 7,712,061	$ 5,848,613
Compensation cost on consulting warrants	1,600,800	6,403,200	4,802,400
Adjustment to contributed surplus	3,464,248	14,115,261	10,651,013

Shares issued to settle debt	-	597,392	597,392

Adjustment to net loss	$ 3,464,248	$ 14,712,653	$ 11,248,405

(vi)

The value ascribed to the share purchase warrants issued in connection with the unit private placements is adjusted under U.S. GAAP, as the OTC exchange quoted price is used for the market price input in the option pricing model. This results in an adjustment of $9.1 million from share capital to warrants and $1.6 million from share capital to contributed surplus for the stock-based issue costs.

(vii)

The deficit adjustment on related party acquisitions is different under Canadian GAAP compared to U.S. GAAP because of different fair values assigned to the Company's shares. Under U.S. GAAP, the average OTC exchange closing price around the acquisition date was used to value the share consideration given. This results in an adjustment of $11.9 million to deficit.

(viii)

As a result of the higher stock compensation cost as described in (v), when stock options and warrants are exercised, there will be an adjustment under U.S. GAAP related to the transfer from contributed surplus to share capital. During the year, 500,000 options were exercised resulting in an additional $430,000 transferred to share capital from contributed surplus.

(ix)

At April 30, 2007, accounts payable and accrued liabilities consisted of trade payables of $246,978 (2006 - $120,862), salary and bonus accrual of $401,029 (2006 - $-), operational accruals of $615,185 (2006 - $-) and sales tax accruals of $38,448 (2006 - $-).

(b) Consolidated Statement of Operations:

The application of U.S. GAAP has the effects on the following consolidated statement of operations for the year ended April 30, 2007:

	Net Loss	Net Loss per Share
Canadian GAAP Loss:	$ (6,893,052)	$ (0.31)
Adjustments for:
Reduced interest expense on convertible promissory notes (iv)	28,695	0.01
Stock-based compensation expense (v)	(11,248,405)	(0.51)
U.S. GAAP Loss	$ (18,112,762)	$ (0.81)
Unrealized gain on marketable securities (iii)	242,040
U.S. GAAP Comprehensive Loss	$ (17,870,722)

MegaWest Energy Corp

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(c) Recent Developments in US GAAP:

In June 2006, the FASB issued FASB Interpretation No.48, "Accounting of Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The evaluation of a tax position in accordance with this interpretation is a two-step process. Under the recognition step an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Under the measurement step a tax position that meets the more more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial, in the period this interpretation is adopted. Management does not believe the requirements of this interpretation will have a material impact on its financial statements.

In February 2006, the FASB issued SFAS No. 155 "Accounting for certain Hybrid Financial Instruments – an amendment of FASB statements No. 133 and 140" (SFAS no.155"). SFAS No. 155 resolves issues surrounding the application of the bifurcation requirements to beneficial interest in securitized financial assets. In general, this statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of entity's first fiscal year that begins after September 15, 2006 and is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although early adoption is permitted. Management is in the process of reviewing the requirements of this recent statement.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under SFAS 159, entities are provided with an option to report selected financial assets and liabilities at fair value. The standard permits an entity to elect the fair value option on an instrument-by-instrument basis; and once the election is made, it is irrevocable. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The effective date of SFAS 159 is for fiscal years beginning after November 15, 2007. Management is in the process of reviewing the requirements of this recent statement.

Form 52-109F1 Certification of Annual Filings

I, George Stapleton Chief Executive Officer of MegaWest Energy Corp. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MegaWest Energy Corp. (the issuer) for the period ending April 30, 2007

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 9, 2007

“George Stapleton”

Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, George Orr, Chief Financial Officer of MegaWest Energy Corp. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MegaWest Energy Corp. (the issuer) for the period ending April 30, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 9, 2007

“George Orr”

George Orr

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: August 10, 2007

CW1361752.1